SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the securities exchange act of 1934
(amendment no. 1)*

Rain Oncology Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75082Q105
(CUSIP Number)

Kevin Tang

4747 Executive Drive, Suite 210

San Diego, CA 92121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75082Q105
1		NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,024,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,024,486
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,024,486
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6%
14		TYPE OF REPORTING PERSON PN

Page 2 of 9 Pages

CUSIP No. 75082Q105
1		NAMES OF REPORTING PERSONS TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,024,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,024,486
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,024,486
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6%
14		TYPE OF REPORTING PERSON OO

Page 3 of 9 Pages

CUSIP No. 75082Q105
1		NAMES OF REPORTING PERSONS KEVIN TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,024,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,024,486
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,024,486
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6%
14		TYPE OF REPORTING PERSON IN

Page 4 of 9 Pages

CUSIP No. 75082Q105
1		NAMES OF REPORTING PERSONS CONCENTRA BIOSCIENCES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14		TYPE OF REPORTING PERSON OO

Page 5 of 9 Pages

Explanatory Note

This Schedule 13D/A (this “Statement”) relates to shares of Common Stock, par value $0.001 per share (the “Common Stock” or “Shares”) of Rain Oncology Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D (the “Original Schedule 13D”) filed on June 1, 2023.

Items 2, 4, 5, and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background

The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

This Statement is voluntarily filed by Tang Capital Partners, LP, a Delaware limited partnership engaged in capital management (“Tang Capital Partners”); Tang Capital Management, LLC, a Delaware limited liability company that is the general partner of Tang Capital Partners (“Tang Capital Management”); Concentra Biosciences, LLC, a Delaware limited liability company (“Concentra”) and Kevin Tang, a United States citizen who is the manager of Tang Capital Management (“Kevin Tang” and, collectively with Tang Capital Partners and Tang Capital Management , and Concentra, the “Reporting Persons”). The address of each of the Reporting Persons is 4747 Executive Drive, Suite 210, San Diego, CA 92121.

During the past five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended by adding the following:

The Reporting Persons purchased the Common Stock reported hereunder for investment purposes, and such purchases were made in the Reporting Persons’ ordinary course of business. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects. In light of that ongoing evaluation, on October 13, 2023, Concentra, an affiliate of Tang Capital Partners, sent an acquisition proposal to the Issuer outlining the principal terms on which it would acquire all of the outstanding Common Stock of the Issuer (see Exhibit 2). The acquisition proposal provides that it is non-binding and subject to confirmatory diligence, as well as the execution of a definitive merger agreement. The Reporting Persons intend to engage in discussions with the Issuer and its representatives concerning the acquisition proposal and the proposal contained therein and to enter into negotiations with the Issuer with respect thereto. There can be no certainty as to whether discussions will occur, or if they do, the outcome of such discussions.

While the Reporting Persons intend to pursue the proposal described in the acquisition proposal, in connection with their investment in the Issuer, the Reporting Persons may, subject to applicable law and regulation, further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things: (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer, industry analysts, existing or potential strategic partners or competitors and investment and financing professionals. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) consummating the transaction contemplated by the acquisition proposal; (2) modifying their ownership of the Common Stock; (3) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (4) proposing changes in the Issuer’s operations, governance or capitalization; or (5) pursuing one or more of the other actions described in Item 4 of this Schedule 13D.

Page 6 of 9 Pages

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to: (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in Item 4 of this Schedule 13D; and (3) subject to applicable law and regulation, acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and/or change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) Tang Capital Partners beneficially owns 4,024,486 shares of the Issuer’s Common Stock. Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Management beneficially owns 4,024,486 shares of the Issuer’s Common Stock. Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang beneficially owns 4,024,486 shares of the Issuer’s Common Stock. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

The percentages used herein are based on 27,579,947 shares of Common Stock outstanding as of August 4, 2023, as set forth in the Issuer’s Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on August 10, 2023.

Percent of Class:

Tang Capital Partners	14.6%
Tang Capital Management	14.6%
Kevin Tang	14.6%
Concentra	0.0%

(b)       Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	4,024,486 shares
Tang Capital Management	4,024,486 shares
Kevin Tang	4,024,486 shares
Concentra	0 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares

Page 7 of 9 Pages

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	4,024,486 shares
Tang Capital Management	4,024,486 shares
Kevin Tang	4,024,486 shares
Concentra	0 shares

(c)       The following describes all transactions in the Issuer’s Common Stock that were effected during the past 60 days by the Reporting Persons:

Transaction Date	Nature of Transaction	Price Per Share	Quantity
10/11/23	Purchase	$0.97[1]	74,812
10/12/23	Purchase	$0.98[2]	25,188
10/12/23	Purchase	$0.98[3]	52,514
10/13/23	Purchase	$0.99[4]	47,486
10/13/23	Purchase	$0.99[5]	84,145

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons (previously filed)

Exhibit 2:	Acquisition Proposal, dated October 13, 2023, sent from Concentra to the Issuer.

Exhibit 3:	Joint Filing Agreement, dated October 13, 2023, by and among the Reporting Persons

_____________________________

1 The prices reported are weighted average prices. These shares were purchased in multiple transactions at prices ranging from $0.94 to $0.99. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in Footnotes 1 through 5 herein.

2 These shares were purchased in multiple transactions at prices ranging from $0.96 to $0.99.

3 These shares were purchased in multiple transactions at prices ranging from $0.96 to $0.99.

4 These shares were purchased in multiple transactions at prices ranging from $0.96 to $0.99.

5 These shares were purchased in multiple transactions at prices ranging from $0.98 to $0.99.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 13, 2023

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

Page 9 of 9 Pages

EXHIBIT 2

Concentra Biosciences, LLC

4747 Executive Drive, Suite 210 | San Diego, CA 92121

October 13, 2023

Board of Directors
Rain Oncology Inc.
c/o Avanish Vellanki, Cofounder, Chairman and Chief Executive Officer
8000 Jarvis Avenue, Suite 204
Newark, California 94560

Re:	Acquisition Proposal

Dear Directors:

On behalf of Concentra Biosciences, LLC, I am pleased to submit this non-binding proposal to acquire 100% of the equity of Rain Oncology Inc. for $1.25 per share in cash, plus a contingent value right (“CVR”) representing the right to receive 80% of the net proceeds payable from any license or disposition of Rain Oncology’s programs (the “CVR Products”).

Concentra has funds immediately available to execute this transaction through an arrangement with Tang Capital Partners, LP, its controlling shareholder. Furthermore, the management of Concentra has the expertise and resources to both maximize the value of the CVR for the benefit of legacy Rain Oncology stockholders and responsibly wind down clinical study activities for the benefit of patients.

Our proposal is subject to limited confirmatory due diligence and is based on the availability of at least $55 million of cash and cash equivalents at closing, net of any residual liabilities and closing costs. We expect that we can complete due diligence and negotiate a definitive merger agreement by October 31, 2023 and would be able to close our acquisition through a cash tender by December 31, 2023.

We believe that our proposal represents a compelling offer for Rain Oncology stockholders. We hope that you share this view and look forward to discussing our proposal with you further. We would appreciate a response by 5pm ET on October 20, 2023, at which point this offer will expire.

Sincerely,

Kevin Tang
Chief Executive Officer

EXHIBIT 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001, of Rain Oncology Inc., and that this Agreement be included as an Exhibit to such joint filing. The Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, Form 3 and Form 4, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer